United States
                       Securities and Exchange Commission
                             Washington, D.C. 20549


                                 Schedule 13D/A
                                (Amendment No. 5)

                    Under the Securities Exchange Act of 1934


                           Quest Resource Corporation
                                (Name of Issuer)

                         Common Stock, $0.001 Par Value
                         (Title of Class of Securities)

                                    748349107
                                 (CUSIP Number)


                                  Jerry D. Cash
                           Quest Resource Corporation
                          9520 N. May Avenue, Suite 300
                          Oklahoma City, Oklahoma 73120
                                  405-488-1304
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                December 31, 2004
             (Date of Event which Requires Filing of this Statement)

 If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Section 240.13d-1(e), 240.13d-1(f)
                  or 240.13d-1(g), check the following box / /.



                                    1 of 20

                                  SCHEDULE 13D

CUSIP NO. 748349107


1.    Name of Reporting Person
      IRS Identification Nos. of Above Person (entities only)

      Douglas L. Lamb

2.    Check the appropriate Box if a Member of a Group                  (a) / /
                                                                        (b) / /
3.    SEC Use Only

4.    Source of Funds                                           SC

5.    Check Box if Disclosure of Legal Proceedings
      is Required Pursuant to Items 2(d) or 2(e)                           / /

6.    Citizenship or Place of Organization                                 USA

NUMBER                    7.   Sole Voting Power
OF SHARES                      339,920
BENEFICIALLY              8.   Shared Voting Power
OWNED                          1,383,027
BY EACH                   9.   Sole Dispositive Power
REPORTING                      339,920
PERSON                    10.  Shared Dispositive Power
WITH                           1,383,027

11.  Aggregate Amount Beneficially Owned by Each Reporting Person
                                                                      1,722,947


12.  Check Box if the Aggregate Amount in Row (11) Excludes
     Certain shares of Common Stock                                    /X/

13.  Percent of Class Represented by Amount in Row (11)
                                                                       10.8%

14.  Type of Reporting Person
                                                                       IN

                                    2 of 20
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                                  SCHEDULE 13D

CUSIP NO. 748349107

1.    Name of Reporting Person
      IRS Identification Nos. of Above Person (entities only)

      Marsha K. Lamb

2.    Check the appropriate Box if a Member of a Group                  (a) / /
                                                                        (b) / /
3.    SEC Use Only

4.    Source of Funds                                            SC

5.    Check Box if Disclosure of Legal Proceedings
      is Required Pursuant to Items 2(d) or 2(e)                            / /

6.    Citizenship or Place of Organization                                  USA

NUMBER                    7.   Sole Voting Power
OF SHARES                      554,409
BENEFICIALLY              8.   Shared Voting Power
OWNED                          1,383,027
BY EACH                   9.   Sole Dispositive Power
REPORTING                      554,409
PERSON                    10.  Shared Dispositive Power
WITH                           1,383,027

11.  Aggregate Amount Beneficially Owned by Each Reporting Person
                                                                      1,937,436

12.  Check Box if the Aggregate Amount in Row (11) Excludes
     Certain shares of Common Stock                                   /X/

13.   Percent of Class Represented by Amount in Row (11)
                                                                      12.2%

14.  Type of Reporting Person                                         IN



                                    3 of 20
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                                  SCHEDULE 13D

CUSIP NO. 748349107

1.    Name of Reporting Person
      IRS Identification Nos. of Above Person (entities only)

      The Lamb Family Limited Partnership

2.    Check the appropriate Box if a Member of a Group                  (a) / /
                                                                        (b) / /
3.    SEC Use Only

4.    Source of Funds                                           OO

5.    Check Box if Disclosure of Legal Proceedings
      is Required Pursuant to Items 2(d) or 2(e)                            / /

6.    Citizenship or Place of Organization                               KANSAS

NUMBER                    7.   Sole Voting Power
OF SHARES                      900,000
BENEFICIALLY              8.   Shared Voting Power
OWNED                          0
BY EACH                   9.   Sole Dispositive Power
REPORTING                      900,000
PERSON                    10.  Shared Dispositive Power
WITH                           0

11.  Aggregate Amount Beneficially Owned by Each Reporting Person
                                                                        900,000

12.  Check Box if the Aggregate Amount in Row (11) Excludes
     Certain shares of Common Stock                                         / /

13.   Percent of Class Represented by Amount in Row (11)
                                                                           5.7%

14.  Type of Reporting Person                                              PN


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                                  SCHEDULE 13D

CUSIP NO. 748349107

1.    Name of Reporting Person
      IRS Identification Nos. of Above Person (entities only)

      Jerry D. Cash

2.    Check the appropriate Box if a Member of a Group                  (a) / /
                                                                        (b) / /
3.    SEC Use Only

4.    Source of Funds                                             PF and OO

5.    Check Box if Disclosure of Legal Proceedings
      is Required Pursuant to Items 2(d) or 2(e)                            / /

6. Citizenship or Place of Organization                           USA

NUMBER                    7.   Sole Voting Power
OF SHARES                      2,134,903
BENEFICIALLY              8.   Shared Voting Power
OWNED                          0
BY EACH                   9.   Sole Dispositive Power
REPORTING                      2,134,903
PERSON                    10.  Shared Dispositive Power
WITH                           0

11.  Aggregate Amount Beneficially Owned by Each Reporting Person
                                                                      2,134,903

12.  Check Box if the Aggregate Amount in Row (11) Excludes
     Certain shares of Common Stock                                   /X/

13.   Percent of Class Represented by Amount in Row (11)
                                                                     13.4%

14.  Type of Reporting Person                                        IN


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                                  SCHEDULE 13D

CUSIP NO. 748349107

1.    Name of Reporting Person
      IRS Identification Nos. of Above Person (entities only)

      James B. Kite, Jr.

2.    Check the appropriate Box if a Member of a Group                  (a) / /
                                                                        (b) / /
3.    SEC Use Only

4.    Source of Funds                                                   OO

5.    Check Box if Disclosure of Legal Proceedings
      is Required Pursuant to Items 2(d) or 2(e)                        / /

6.    Citizenship or Place of Organization                              USA

NUMBER                    7.   Sole Voting Power
OF SHARES                      0
BENEFICIALLY              8.   Shared Voting Power
OWNED                          2,290,393
BY EACH                   9.   Sole Dispositive Power
REPORTING                      0
PERSON                    10.  Shared Dispositive Power
WITH                           2,290,393

11.  Aggregate Amount Beneficially Owned by Each Reporting Person
                                                                     2,290,393

12.  Check Box if the Aggregate Amount in Row (11) Excludes
     Certain shares of Common Stock                                       / /

13.  Percent of Class Represented by Amount in Row (11)
                                                                         14.4%

14.  Type of Reporting Person                                            IN


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


                                  SCHEDULE 13D

CUSIP NO. 748349107

1.    Name of Reporting Person
      IRS Identification Nos. of Above Person (entities only)

      McKown Point, LP

2.    Check the appropriate Box if a Member of a Group                  (a) / /
                                                                        (b) / /
3.    SEC Use Only

4.    Source of Funds                                                   OO

5.    Check Box if Disclosure of Legal Proceedings
      is Required Pursuant to Items 2(d) or 2(e)                        / /

6. Citizenship or Place of Organization                                 TEXAS

NUMBER                    7.   Sole Voting Power
OF SHARES                      2,290,393
BENEFICIALLY              8.   Shared Voting Power
OWNED                     0
BY EACH                   9.   Sole Dispositive Power
REPORTING                      2,290,393
PERSON                    10.  Shared Dispositive Power
WITH                           0

11.  Aggregate Amount Beneficially Owned by Each Reporting Person
                                                                     2,290,393

12.  Check Box if the Aggregate Amount in Row (11) Excludes
     Certain shares of Common Stock                                     / /

13.   Percent of Class Represented by Amount in Row (11)
                                                                        14.4%

14.  Type of Reporting Person                                           PN


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                                  SCHEDULE 13D

CUSIP NO. 748349107

1.    Name of Reporting Person
      IRS Identification Nos. of Above Person (entities only)

      Easterly Family Investments, LLC

2.    Check the appropriate Box if a Member of a Group                  (a)/ /
                                                                        (b)/ /
3.    SEC Use Only

4.    Source of Funds                                                   OO

5.    Check Box if Disclosure of Legal Proceedings
      is Required Pursuant to Items 2(d) or 2(e)                        / /

6. Citizenship or Place of Organization                                 TEXAS

NUMBER                    7.   Sole Voting Power
OF SHARES                      2,290,393
BENEFICIALLY              8.   Shared Voting Power
OWNED                          0
BY EACH                   9.   Sole Dispositive Power
REPORTING                      2,290,393
PERSON                    10.  Shared Dispositive Power
WITH                           0

11.  Aggregate Amount Beneficially Owned by Each Reporting Person
                                                                    2,290,393

12.  Check Box if the Aggregate Amount in Row (11) Excludes
     Certain shares of Common Stock                                     / /

13.  Percent of Class Represented by Amount in Row (11)
                                                                        14.4%

14.  Type of Reporting Person                                           CO


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                                  SCHEDULE 13D

CUSIP NO. 748349107

1.    Name of Reporting Person
      IRS Identification Nos. of Above Person (entities only)

      Virginia V. Kite GST Exempt Trust for James B. Kite, Jr.

2.    Check the appropriate Box if a Member of a Group                  (a) / /
                                                                        (b) / /
3.    SEC Use Only

4.    Source of Funds                                                   OO

5.    Check Box if Disclosure of Legal Proceedings
      is Required Pursuant to Items 2(d) or 2(e)                        / /

6.    Citizenship or Place of Organization                              OKLAHOMA

NUMBER                    7.   Sole Voting Power
OF SHARES                      2,290,393
BENEFICIALLY              8.   Shared Voting Power
OWNED                          0
BY EACH                   9.   Sole Dispositive Power
REPORTING                      2,290,393
PERSON                    10.  Shared Dispositive Power
WITH                           0

11.  Aggregate Amount Beneficially Owned by Each Reporting Person
                                                                      2,290,393

12.  Check Box if the Aggregate Amount in Row (11) Excludes
     Certain shares of Common Stock                                     / /

13.   Percent of Class Represented by Amount in Row (11)
                                                                        14.4%

14.  Type of Reporting Person                                           OO


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


                                  SCHEDULE 13D

CUSIP NO. 748349107

1.    Name of Reporting Person
      IRS Identification Nos. of Above Person (entities only)

      Boothbay Royalty Company

2.    Check the appropriate Box if a Member of a Group                  (a) / /
                                                                        (b) / /
3.    SEC Use Only

4.    Source of Funds                                                   OO

5.    Check Box if Disclosure of Legal Proceedings
      is Required Pursuant to Items 2(d) or 2(e)                        / /

6.    Citizenship or Place of Organization                              OKLAHOMA

NUMBER                    7.   Sole Voting Power
OF SHARES                      0
BENEFICIALLY              8.   Shared Voting Power
OWNED                          0
BY EACH                   9.   Sole Dispositive Power
REPORTING                      0
PERSON                    10.  Shared Dispositive Power
WITH                           0

11.  Aggregate Amount Beneficially Owned by Each Reporting Person
                                                                           0

12.  Check Box if the Aggregate Amount in Row (11) Excludes
     Certain shares of Common Stock                                       / /

13.   Percent of Class Represented by Amount in Row (11)
                                                                          0.0%

14.  Type of Reporting Person                                             CO


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


                                  SCHEDULE 13D

CUSIP NO. 748349107

1.    Name of Reporting Person
      IRS Identification Nos. of Above Person (entities only)

      Bank of Texas, N.A.

2.    Check the appropriate Box if a Member of a Group                  (a) / /
                                                                        (b) / /
3.    SEC Use Only

4.    Source of Funds                                                   OO

5.    Check Box if Disclosure of Legal Proceedings
      is Required Pursuant to Items 2(d) or 2(e)                        / /

6. Citizenship or Place of Organization                                 USA

NUMBER                    7.   Sole Voting Power
OF SHARES                      0
BENEFICIALLY              8.   Shared Voting Power
OWNED                          2,290,393
BY EACH                   9.   Sole Dispositive Power
REPORTING                      0
PERSON                    10.  Shared Dispositive Power
WITH                           2,290,393

11.  Aggregate Amount Beneficially Owned by Each Reporting Person
                                                                      2,290,393

12.  Check Box if the Aggregate Amount in Row (11) Excludes
     Certain shares of Common Stock                                     / /

13.   Percent of Class Represented by Amount in Row (11)
                                                                        14.4%

14.  Type of Reporting Person                                           BK


                                    11 of 20

     This Amendment No. 5 to Schedule 13D supplements the information contained in the Schedule 13D filed with the Securities and Exchange Commission ("S.E.C.") November 18, 2002 (the "Schedule 13D") by Mr. Douglas L. Lamb, Ms. Marsha K. Lamb, Crown Properties, LC, Mr. Jerry D. Cash, STP Cherokee, Inc., Mr. James B. Kite, Jr. and Boothbay Royalty Company, as amended by that certain Amendment No. 1 to Schedule 13D filed with the S.E.C. on January 23, 2003, that certain Amendment No. 2 to Schedule 13D filed with the S.E.C. on April 10, 2003, that certain Amendment No. 3 to Schedule 13D filed with the S.E.C. on February 19, 2004, and that certain Amendment No. 4 to Schedule 13D filed with the S.E.C. on January 27, 2005. Because STP Cherokee, Inc. no longer owns any shares of Common Stock of the Corporation, it has been omitted from this filing. As reported in Amendment No. 4, Crown Properties, LC has ceased to be the owner of 5% or more of the Common Stock of the Corporation and therefore has also been omitted from this filing.

ITEM 1.    SECURITY AND ISSUER.
           -------------------

      No change.

ITEM 2.    IDENTITY AND BACKGROUND.
           -----------------------

      The information in the Schedule 13D is supplemented with the following information:

      McKown Point, LP is a Texas limited partnership. McKown Point, LP's business address is 307 W. Washington, Sherman, Texas 75090. McKown Point, LP is principally engaged in investment management.

      Easterly Family Investments, LLC is a Texas limited liability company. Easterly Family Investments, LLC's business address is 307 W. Washington, Sherman, Texas 75090. Easterly Family Investments, LLC is principally engaged in investment management.

      The Virginia V. Kite GST Exempt Trust for James B. Kite, Jr. is a trust, organized in the state of Oklahoma. The Virginia V. Kite GST Exempt Trust for James B. Kite, Jr.'s business address is 608 N. Western Avenue, P.O. Box 613, Oklahoma City, Oklahoma 73116. The Virginia V. Kite GST Exempt Trust for James B. Kite, Jr. is principally engaged in investment management.

      Bank of Texas, N.A., is a national bank, organized under the laws of the United States of America. Bank of Texas, N.A.'s business address is 307 W. Washington, Sherman, Texas 75090. Bank of Texas, N.A. is principally engaged in the business of banking.

      Each of McKown Point, LP, Easterly Family Investments, LLC, the Virginia
V. Kite GST Exempt Trust for James B. Kite, Jr., and the Bank of Texas, N.A., have not, during the last five years, been (i) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), or (ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which proceeding it was or is subject to a judgment, decree

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

or final order enjoining future violations of, or prohibiting or mandating activities subject to, or finding any violation with respect to federal or state securities laws.

ITEM 3.    SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.
           -------------------------------------------------

      The information in the Schedule 13D is supplemented with the following information:

      McKown Point, LP was formed primarily for estate planning purposes for the extended family of Mr. James B. Kite, Jr., a director of Quest Resource Corporation. On December 31, 2004, Boothbay Royalty Company, which is wholly owned by James B. Kite, Jr., transferred 2,290,393 shares of Quest Resource Corporation common stock to McKown Point, LP, in exchange for a limited partnership interest in McKown Point, LP. Easterly Family Investments, LLC, is the sole general partner of McKown Point, LP. Easterly Family Investments, LLC is wholly owned by the Virginia V. Kite GST Exempt Trust for James B. Kite, Jr. Mr. James B. Kite, Jr. and Bank of Texas, N.A., are co-trustees of the Virginia
V. Kite GST Exempt Trust for James B. Kite, Jr.

ITEM 4.    PURPOSE OF TRANSACTION.
           ----------------------

      The information in the Schedule 13D is supplemented with the following information:

      See response to Item 3 above.

ITEM 5.    INTEREST IN SECURITIES OF THE ISSUER.
           ------------------------------------

     (a) The information in the Schedule 13D is supplemented with the following information:

      The aggregate number and percentage of the Common Stock deemed to be beneficially owned by each of the reporting persons is described on the cover page, subject to the limitations described in the Schedule 13D. The percentages are based on information supplied by the Corporation that it has 15,899,007 shares of Common Stock outstanding as of April 28, 2005.

     (b) The information in the Schedule 13D is supplemented with the following information:

      The aggregate number and percentage of the Common Stock as to which each of the reporting persons has sole voting power, shared voting power, sole dispositive power, and shared dispositive power is described on the cover page, subject to the limitations described in the Schedule 13D. Mr. Kite and Bank of Texas, N.A. share voting and dispositive control over the shares owned by McKown Point, LP as co-trustees of the Virginia V. Kite GST Exempt Trust for James B. Kite, Jr. The percentages are based on information supplied by the Corporation that it has 15,899,007 shares of Common Stock outstanding as of April 28, 2005.

      (c) The information in the Schedule 13D is supplemented with the following information:


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


      McKown Point, LP was formed primarily for estate planning purposes for the extended family of Mr. James B. Kite, Jr., a director of Quest Resource Corporation. On December 31, 2004, Boothbay Royalty Company, which is wholly owned by James B. Kite, Jr., transferred 2,290,393 shares of Quest Resource Corporation common stock to McKown Point, LP, in exchange for a limited partnership interest in McKown Point, LP. Easterly Family Investments, LLC, is the sole general partner of McKown Point, LP. Easterly Family Investments, LLC is wholly owned by the Virginia V. Kite GST Exempt Trust for James B. Kite, Jr. Mr. James B. Kite, Jr. and Bank of Texas, N.A. are co-trustees of the Virginia
V. Kite GST Exempt Trust for James B. Kite, Jr.

      On March 30, 2005, the Corporation contributed an additional 6,808 shares of Common Stock to Jerry D. Cash's profit sharing account.

      On March 30, 2005, the Corporation contributed an additional 6,962 shares of Common Stock to Douglas L. Lamb's profit sharing account.

      On March 30, 2005, the Corporation contributed an additional 2,680 shares of Common Stock to Marsha K. Lamb's profit sharing account.

      (d) No change.

      (e) The information in the Schedule 13D is supplemented with the following information:

      On December 31, 2004, as a result of the transfer of 2,290,393 shares of Quest Resource Corporation common stock to McKown Point, LP, Boothbay Royalty Company ceased to be a beneficial owner of more than five percent of the Common Stock.

ITEM 6.    CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS
           --------------------------------------------------------
           WITH RESPECT TO SECURITIES OF THE ISSUER.
           ----------------------------------------

      The information in the Schedule 13D is supplemented with the following information:

      As a transferee of shares of Common Stock of the Corporation subject to the Voting Agreement for Shares of Stock of the Corporation, dated as of November 8, 2002, by and between Douglas L. Lamb and Jerry D. Cash, McKown Point, LP has executed a Consent of Transferee of Quest Shares, dated effective as of December 31, 2004, filed as Exhibit 12 to this Schedule 13D.

ITEM 7.    MATERIAL TO BE FILED AS EXHIBITS.

    Exhibit
    Number      Description
    ------      -----------

      1         Statement of Joint Filing.

                                    14 of 20

      2* Agreement and Plan of Reorganization dated as of November 7, 2002, by and among Quest Resource Corporation, STP Cherokee, Inc. and Jerry D. Cash (incorporated by reference from Exhibit
               2.1 of the Corporation's Current Report on Form 8-K dated November 8, 2002 filed with the Commission on November 19,
               2002).

      3* Voting Agreement for Shares of Stock of Quest Resource Corporation dated as of November 7, 2002, by and among Quest Resource Corporation, Douglas L. Lamb and Jerry D. Cash (incorporated by reference from Exhibit 10.1 of the Corporation's Current Report on Form 8-K dated November 8, 2002 filed with the Commission on November 19, 2002).

      4* Consent of Transferee of Quest Shares dated November 7, 2002, executed by Boothbay Royalty Company (incorporated by reference from Exhibit 10.2 of the Corporation's Current Report on Form 8-K dated November 8, 2002 filed with the Commission on November 19, 2002).

      5* Consent of Transferee of Quest Shares dated November 7, 2002, executed by Southwind Resource, Inc. (incorporated by reference from Exhibit 10.3 of the Corporation's Current Report on Form 8-K dated November 8, 2002, as filed with the Commission on November 19, 2002).

       6* Consent of Transferee of Quest Shares dated April 9, 2003, executed by Shiloh Oil Corporation (incorporated by reference from Exhibit 10.1 of the Corporation's Quarterly Report on Form 10-QSB for the quarter ended February 28, 2003, as filed with the Commission on April 14, 2003).


      7* Letter Agreement dated as of December 22, 2003, by and between Douglas L. Lamb, Marsha K. Lamb and Cherokee Partners.

      8* Letter Agreement dated as of December 22, 2003, by and between Jerry D. Cash and Cherokee Partners.

      9* Letter Agreement dated as of December 22, 2003, by and between James B. Kite, Jr. and Cherokee Partners.


      10* Consent of Transferee of Quest Shares dated October 25, 2004, executed by Walter S. Montgomery, Jr.

      11* Consent of Transferee of Quest Shares dated October 25, 2004, executed by the Robert K. Green Revocable Trust (UTA 8/7/02).

      12 Consent of Transferee of Quest Shares dated as of December 31, 2004, executed by McKown Point, L.P.

                                    15 of 20

------------------------------------------------------------------------
*     Previously filed.


                                    16 of 20

                                   SIGNATURES
                                   ----------

      After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                               /s/ Douglas L. Lamb
May 18, 2005                   ----------------------------------------------
                               Douglas L. Lamb

                               /s/ Marsha K. Lamb
May 18, 2005                   ----------------------------------------------
                               Marsha K. Lamb

May 18, 2005                   LAMB FAMILY LIMITED PARTNERSHIP

                               BY:  BONANZA ENERGY CORPORATION
                               OF KANSAS

                               By:    /s/ Douglas L. Lamb
                                      ---------------------------------------
                               Name:  Douglas L. Lamb
                               Title: President

                               /s/ Jerry D. Cash
May 18, 2005                   ----------------------------------------------
                               Jerry D. Cash

                               /s/ James B. Kite, Jr.
May 17, 2005                   ----------------------------------------------
                               James B. Kite, Jr.

May 18, 2005                   McKOWN POINT L.P.

                               BY:  EASTERLY FAMILY INVESTMENTS, LLC,
                               its General Partner

                               BY: VIRGINIA V. KITE GST EXEMPTION TRUST
                               FOR JAMES B. KITE, JR., its Manager

                               BY:  BANK OF TEXAS, N.A., its Trustee

                               By:  /s/ Elijio Mercado, S.V.P.
                                    ---------------------------------------
                               Name:  Elijio Mercado
                               Title: Senior Vice President

May 18, 2005                   EASTERLY FAMILY INVESTMENTS, LLC


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


                               BY: VIRGINIA V. KITE GST EXEMPTION TRUST
                               FOR JAMES B. KITE, JR., its Manager

                               BY:  BANK OF TEXAS, N.A., its Trustee

                               By:  /s/ Elijio Mercado, S.V.P.
                                    ---------------------------------------
                               Name:  Elijio Mercado
                               Title: Senior Vice President

May 18, 2005                   VIRGINIA V. KITE GST EXEMPTION TRUST FOR
                               JAMES B. KITE, JR.

                               BY:  BANK OF TEXAS, N.A., its Trustee

                               By:  /s/ Elijio Mercado, S.V.P.
                                    ---------------------------------------
                               Name:  Elijio Mercado
                               Title: Senior Vice President

May 17, 2005                   BOOTHBAY ROYALTY COMPANY


                               By:  /s/ James B. Kite, Jr.
                                    ---------------------------------------
                               Name:  James B. Kite, Jr.
                               Title: President

May 18, 2005                   BANK OF TEXAS, N.A.


                               By:    /s/ Elijio Mercado, S.V.P.
                                      ---------------------------------------
                               Name:  Elijio Mercado
                               Title: Senior Vice President


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